ANYFANS, INC.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying our CF Units is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

- Raise capital;

- Hire and retain qualified personnel;

- Develop effective and cost-effective marketing strategies;

- Manage our growth;

- Implement technology systems;

- Create brand awareness; and

- Develop and implement financial controls.

Competition: The social media market is already packed with competitors. If the Company is successful, we expect Facebook and possibly other social media platforms to try to copy what we are doing, as Facebook has done successfully with other startups. Facebook's reach and resources are effectively limitless, and it is possible the Company could be driven out of business with investors losing everything. On the other hand, Tik-Tok teaches us that Facebook doesn't win every battle (at least not yet) and that there is still room for innovation.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Technology Risks: If our platform is very successful we could be deluged with traffic, testing our app and our other technology.

Breaches of Security: Our technology systems could be hacked, leading to the theft and/or disclosure of personal information of our users. In this event the Company could be subject to legal claims and suffer irreparable damage to its reputation.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $750,000 in this Offering but will begin to spend investor money if we raise as little as $250,000. This figure is arbitrary. If we raise only $250,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company depends on a small group of people, especially our Founder, Josh Luke. If Mr. Luke were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the SAFEs.

Risks Associated with SAFEs: A SAFE is a useful instrument for startups and their investors, but they also carry risks, including these:

- At the time you buy a SAFE, you don't know what kind of security you will end up with. You could end up owning common stock, preferred stock, or you might own the SAFE itself indefinitely.

- Unlike a debt instrument (*e.g.*, a promissory note), there is no maturity date with most SAFES, *i.e.*, no date upon which the SAFE must be repaid.

- Your SAFE might never convert into stock or might convert to stock later than you would like. For example, suppose the Company raises $1.8M of capital later this year at $5 per share. Two years later it raises $5M at $12 per share. Your SAFE would convert at $12 per share (less your discount), not $5 per share.

- Suppose your SAFE converts to stock. The Company could later issue a type of stock or other security with rights superior to those of the stock you own.

- In a liquidation, your SAFE would be entitled to payment only after all creditors have been paid.

Terms of SAFE Could be Changed: The terms of your SAFE can be changed with the consent of the Company and the holders of a majority of the SAFEs, measured by purchase price.

Securities Laws Risks: This Offering is being conducted under Reg CF. We will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. That could be catastrophic for our business.

No Registration Under Securities Laws: Neither the Company nor the SAFEs will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the SAFEs are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying a SAFE only if you are willing to entrust all aspects of the Company's business to our management team.

Incomplete Offering Information: The SAFEs being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (thus this Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

We Don't Plan to Pay Dividends: We do not plan to pay dividends for the foreseeable future, instead investing any profits back into the growth of the business. Hence, you should not expect to receive any cash return on your investment for years.

No Market for the SAFEs; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your SAFE:

- Most important, there will be no public market, meaning you could have a hard time finding a buyer.

- By law, you may not sell your SAFE for one year except in very limited circumstances.

- You may not sell your SAFE without the Company's consent.

Taking the obstacles into account, you should plan to own your SAFE until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, members of our management time will devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while Investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after Investors believe it is prudent to do so.

- The interests of Investors could also conflict with the interests of other shareholders of the Company.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE. For example:

- Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.